UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 02, 2003

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva N 1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Superintendencia de Valores y Seguros relating to the Essential Fact about Change in the Administration.
  A filing indicated in (1) in Spanish.

SANTIAGO, December 1, 2003

DA.075/03

Mr.

Alejandro Ferreiro Y.

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendence

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

In compliance with the ninth section and second clause of the tenth section of Law number 18.045, and General Regulation number 30 issued by the Chilean Securities and Insurance Superintendence, enclosed I send you a report of certain relevant events about the company and the public offering.

Sincerely yours,

CLAUDIA QUEZADA ROMERO OLGA MELO VERGARA

pp. Supermercados Unimarc S.A.

Copy: Santiago's Stock Exchange

Valparaiso's Stock Exchange

Electronic Stock of Chile

General file

SUPERMERCADOS UNIMARC S.A.

Registration in the Stock and Securities Registry number 447

Relevant Event

In compliance with the ninth section and second clause of the tenth section of Law number 18.045, I hereby inform to you the following relevant event about the society:

We informed the sensitive death of the Director of the society SUPERMERCADOS UNIMARC S.A., Mr. Jorge Indo Vargas, happened November 27, 2003.

In the Board of Directors held on November 28, 2003, it was agreed to keep vacancy the position was hold by Mr. Indo, until the next Ordinary Shareholders Meeting, in which going to appoint completely the Board of Directors of the society.

SANTIAGO, 1 de Diciembre de 2003

Señor

Alejandro Ferreiro Y.

Superintendente de Valores y Seguros

Presente

Ref.: Inscripción Registro de Valores Nro. 447

De mi consideración:

En virtud de lo establecido en el artículo noveno e inciso segundo del artículo 10 de la Ley 18.045, y de conformidad a lo señalado en la Norma de Carácter General Nro. 30, acompaño la información de ciertos hechos que a criterio de esta compañía, reviste el carácter de esencial o relevante respecto de la sociedad y sus valores de oferta pública.

Saluda atentamente a usted,

Claudia Quezada Romero Olga Melo Vergara

p.p. Supermercados Unimarc S.A.

Incl.: lo citado

c.c.: Sres. Bolsa de Comercio de Santiago

Sres. Bolsa de Comercio de Valparaíso

Sres. Bolsa Electrónica de Chile

Archivo General

SUPERMERCADOS UNIMARC S.A.

INSCRIPCIÓN REGISTRO DE VALORES NRO. 447

HECHO ESENCIAL

De conformidad a lo establecido en el artículo 9 y 10 de la Ley Nro. 18.045, comunico el siguiente hecho esencial respecto de la sociedad:

Informamos el sensible fallecimiento del Director de la sociedad SUPERMERCADOS UNIMARC S.A. señor Jorge Indo Vargas, ocurrido el 27 de Noviembre de 2003.

En Sesión de Directorio de fecha 28 de Noviembre de 2003, se acordó dejar vacante el cargo de Director que ocupaba el señor Indo, hasta la próxima Junta Ordinaria en que deberá renovarse totalmente el Directorio de la sociedad.